Exhibit 99.1

Powell Max Limited Announces Change of Chief Financial Officer

HONG KONG, Oct. 21, 2024 (GLOBE NEWSWIRE) -- Powell Max Limited (Nasdaq: PMAX) (the “Company” or “Powell Max”), a financial communications services provider headquartered in Hong Kong, today announced the resignation of Mr. Chun Ho Lam (“Mr. Lam”) as the Chief Financial Officer of the Company due to personal reasons. The Company thanks Mr. Lam for his contributions during his tenure of office.

The Company has appointed Ms. Kam Lai Kwok (“Ms. Kwok”) as the new Chief Financial Officer.

Ms. Kwok is an associate of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) since January 1997 and has over 30 years of experience in public accounting and financial management. She also has extensive managerial experience in financial communications and financial printing industry for over 20 years. Prior to her joining of the Company, Ms. Kwok served as an executive director of a Hong Kong listed company principally engaged in financial communications and financial printing services and as a financial controller of its operating subsidiary for over 8 years.

About Powell Max Limited

Powell Max Limited is a financial communications services provider headquartered in Hong Kong. The Company engages in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Its financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. The Company’s clients consist of domestic and international companies listed in Hong Kong, together with companies who are seeking to list in Hong Kong, as well as their advisors.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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Company Info:

Powell Max Limited

Investor Relations

ir@janfp.com

(852) 2158 2888